UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                                KINETIC CONCEPTS INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     49460W-01-0
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 30, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

     Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.





     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 2 of 27

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 2 of 27
                           Exhibit Index Located on Page 26






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 3 of 27


       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3432358

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         PN



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 4 of 27


       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         PN



     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 5 of 27


       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         EP



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 6 of 27


       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    25-6358211

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         EP



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 7 of 27


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                     PN, IA



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 8 of 27


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group            (a)  [x]

                                                                       (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                          [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         CO



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 9 of 27


       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                           -0-*

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         IN



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 10 of 27


       1   Name of Reporting Person                      PRISM PARTNERS I, L.P.

           IRS Identification No. of Above Person                    94-3172939

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         PN



     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 11 of 27


       1   Name of Reporting Person                WEINTRAUB CAPITAL MANAGEMENT

           IRS Identification No. of Above Person                    94-3151493

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not Applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                     PN, IA



     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 12 of 27


       1   Name of Reporting Person                         JERALD M. WEINTRAUB

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not Applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,885,000*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,885,000*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,885,000*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              6.5%*


       14   Type of Reporting Person                                         IN



     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 13 of 27

             Item 1.  Security and Issuer

             This Schedule 13D relates to shares of common stock (the "Common Stock") of Kinetic Concepts Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. This Amendment to Schedule 13D is being filed because of certain purchases of Common Stock described below.

             Item 2. Identity and Background

             This Schedule 13D is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; Prism Partners I, L.P., a California limited partnership ("Prism"); Weintraub Capital Management, a California general partnership ("WCM"); and Jerald M. Weintraub, the managing general partner of WCM. Stinson, BK IV, the Carpenters Trust, ICSOPP, RCBA L.P., RCBA Inc., and Richard C. Blum are referred to herein as the "Blum Reporting Persons." Prism, WCM, and Jerald M. Weintraub are referred to herein as the "Weintraub Reporting Persons."

             Blum Reporting Persons

             Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV and an investment adviser to the Carpenters Trust and ICSOPP.

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 14 of 27


                                                              Principal
                                                              Occupation
              Name and                              Citizen-  or
              Office Held      Business Address       ship    Employment

              Richard C. Blum  909 Montgomery St.     USA     President
              President,       Suite 400                      and
              Chairman and     San Francisco, CA              Chairman,
              Director                                        RCBA L.P.

              Nils Colin Lind  909 Montgomery St.    Norway   Managing
              Managing         Suite 400                      Director,
              Director and     San Francisco, CA              RCBA L.P.
              Director

              Jeffrey W.       909 Montgomery St.     USA     Managing
              Ubben            Suite 400                      Director of
              Managing         San Francisco, CA              Investments,
              Director of                                     RCBA L.P.
              Investments
              Alexander L.     909 Montgomery St.     USA     Managing
              Dean             Suite 400                      Director of
              Managing         San Francisco, CA              Investments,
              Director of                                     RCBA L.P.
              Investments and
              Director

              George F.        909 Montgomery St.     USA     Managing
              Hamel, Jr.       Suite 400                      Director of
              Managing         San Francisco, CA              Marketing,
              Director of                                     RCBA L.P.
              Marketing
              John H.          909 Montgomery St.     USA     Managing
              Steinhart        Suite 400                      Director and
              Managing         San Francisco, CA              Chief
              Director and                                    Administrati
              Chief                                           ve Officer,
              Administrative                                  RCBA L.P.
              Officer

              Marc T.          909 Montgomery St.     USA     Managing
              Scholvinck       Suite 400                      Director and
              Managing         San Francisco, CA              Chief
              Director and                                    Financial
              Chief Financial                                 Officer,
              Officer                                         RCBA L.P.

              Peter E.         909 Montgomery St.     USA     Managing
              Rosenberg        Suite 400                      Director of
              Managing         San Francisco, CA              Development,
              Director of                                     RCBA L.P.
              Development and
              Director






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 15 of 27


                                                              Principal
                                                              Occupation
              Name and                              Citizen-  or
              Office Held      Business Address       ship    Employment

              Michael Kane     909 Montgomery St.     USA     Managing
              Managing         Suite 400                      Director of
              Director of      San Francisco, CA              Investments,
              Investments                                     RCBA L.P.

              Thomas L.        40 Wall Street         USA     Chairman,
              Kempner          New York, NY                   Loeb
              Director         10005                          Partners
                                                              Corporation,
                                                              Investment
                                                              Banking
                                                              Business

              Donald S.        3 Embarcadero          USA     Howard,
              Scherer          Center                         Rice, et al.
              Secretary        Suite 700                      (law firm)
                               San Francisco, CA
                               94111

             The Carpenters Trust is a trust, governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the executive officers and trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:

             Name and                          Citizen- Principal
             Office Held Business Address        ship   Occupation
                                                        or Employment

             Kim         22225 Acorn Street       USA   President,
             Frommer,    Chatsworth, CA 91311           Frommer Inc.
             Trustee
             Curtis      4719 Exposition          USA   President,
             Conyers,    Boulevard                      Richard Lane
             Jr.,        Los Angeles, CA 90016          Company
             Trustee

             Richard     1717 West Lincoln        USA   General
             Harris,     Avenue                         Manager,
             Trustee     Anaheim, CA 92801              Wesseln
                                                        Construction
                                                        Co., Inc.

             Ralph       1925 Water Street        USA   President,
             Larison,    Long Beach, CA 90802           Connoly-Pacific
             Trustee                                    Co.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 16 of 27



             Name and                          Citizen- Principal
             Office Held Business Address        ship   Occupation
                                                        or Employment
             Bert        2901 28th Street         USA   President,
             Lewitt,     Santa Monica, CA               Morley
             Trustee     90405                          Construction
                                                        Co.

             Ronald W.   15901 Olden Street       USA   President,
             Tutor,      Sylmar, CA 91342               Tutor-Saliba
             Co-Chairman                                Corporation
             , Trustee

             J.D.        412 Dawson Drive         USA   Treasurer, Gold
             Butler,     Camarillo, CA 93010            Coast District
             Trustee                                    Council of
                                                        Carpenters
             Douglas J.  520 South Virgil         USA   Secretary-
             McCarron,   Avenue                         Treasurer,
             Chairman,   Los Angeles, CA 90020          Southern
             Trustee                                    California
                                                        District
                                                        Council of
                                                        Carpenters

             Bill Perry, 520 South Virgil         USA   Administrative
             Trustee     Avenue                         Assistant,
                         Los Angeles, CA 90020          Southern
                                                        California
                                                        District
                                                        Council of
                                                        Carpenters
             Buddy Self, 911 20th Street          USA   Financial
             Trustee     Bakersfield, CA 91301          Secretary,
                                                        Carpenters
                                                        Local Union 743

             Steve       520 South Virgil         USA   Representative,
             Graves,     Avenue                         Southern
             Trustee     Los Angeles, CA 90020          California
                                                        District
                                                        Council of
                                                        Carpenters

             Fred        341 Wardlow Road         USA   Financial
             Taylor,     Long Beach, CA 90807           Secretary,
             Trustee                                    Carpenters
                                                        Local Union 630






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 17 of 27

             ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address and present principal occupation of each of the trustees and executive officers of ICSOPP are as follows:


                                                            Principal
             Name and                            Citizen-   Occupation
             Office Held   Business Address        ship     or Employment

             Robert E.     American Insurance      USA      President,
             Vagley,       Association                      American
             Fiduciary     1130 Connecticut                 Insurance
                           Avenue, N.W.                     Association
                           Washington, DC
                           20036

             Fred R.       Insurance Services      USA      President,
             Marcon,       Office                           Insurance
             Fiduciary     7 World Trade                    Services
                           Center                           Office
                           New York, NY 10048

             Gail P.       Industrial Risk         USA      President &
             Norton,       Insurers                         CEO,
             Fiduciary     85 Woodland Street               Industrial
                           Hartford,                        Risk Insurers
                           Connecticut 06102
             A. James      Insurance Company       USA      Director,
             Brodsky,      Supported                        Insurance
             Director      Organizations                    Company
                           Pension Plan and                 Supported
                           Trust                            Organizations
                           1130 Connecticut                 Pension Plan
                           Avenue, N.W.                     and Trust
                           Washington, DC
                           20036

             Weintraub Reporting Persons

             Prism is a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 406, San Francisco, California 94133. WCM is the sole general partner of Prism.

             WCM is a California general partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. WCM is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The general partners of WCM are






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 18 of 27

             Jerald M. Weintraub and Melody R. Howe Weintraub. The addresses, citizenship and principal occupations of the general partners of WCM are as follows:


                                                           Principal
                                                           Occupation
             Name and                             Citizen- or Employment
             Office Held   Business Address         ship

             Jerald M.     909 Montgomery Street     USA   Managing
             Weintraub     Suite 406                       General
             Managing      San Francisco, CA               Partner,
             General       94133                           Weintraub
             Partner                                       Capital
                                                           Management

             Melody R.     909 Montgomery Street     USA   Political
             Howe          Suite 406                       Consultant
             Weintraub     San Francisco, CA
             General       94133
             Partner

                                       *   *   *

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

             The source of funds for the purchases of securities was the working capital of the Blum Reporting Persons and the Weintraub Reporting Persons.

             Item 4. Purpose of Transaction.

             The Blum Reporting Persons and the Weintraub Reporting
             Persons each acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 19 of 27

             all of the securities of the Issuer that they beneficially own.

             Other than as set forth in this statement, neither the Blum Reporting Persons nor the Weintraub Reporting Persons have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of
             Item 4 of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

             Item 5. Interest in Securities of the Issuer

             (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 44,315,642 shares of Common Stock issued and outstanding as of July 1, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:


                                              Shares of
                                             Common Stock   Percentage
              Name                              Owned          Owned
              Stinson                          193,400          0.4%

              BK IV                            145,400          0.3%

              Carpenters Trust               1,760,100          4.0%
              ICSOPP                           264,800          0.6%

              Prism                            171,000          0.4%
                                             _________          ____
                      Total                  2,534,700          5.7%
                                             =========          ====

             In addition, because RCBA L.P. has voting and investment power with respect to 350,300 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

             Voting and investment power with respect to the above shares held by Stinson, BK IV, Carpenters Trust, ICSOPP and The
             Common Fund are held solely by RCBA L.P.  The Blum Reporting






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 20 of 27

             Persons therefore may be deemed to be members in a group, in which case each Blum Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,714,000 shares of the Common Stock, which is 6.1% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although
             Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             Voting and investment power with respect to the above shares held by Prism are held solely by WCM. The Weintraub Reporting Persons therefore may be deemed to be members in a group, in which case each Weintraub Reporting Person would be deemed to have beneficial ownership of an aggregate of 171,000 shares of the Common Stock, which is 0.4% of the outstanding Common Stock. As the managing general partner of WCM, Jerald M. Weintraub might be deemed to be the beneficial owner of the securities beneficially owned by WCM. Although Jerald M. Weintraub is joining in this Schedule as a Weintraub Reporting Person, the filing of this Schedule shall not be construed as an admission that he is, for any purpose, the beneficial owner of any of the securities that are beneficiary owned by WCM.

             Certain of the shares of Common Stock owned by the Reporting Persons were acquired in block trades by the Blum Reporting Persons and the Weintraub Reporting Persons. These shares were then divided among the Reporting Persons. Because of the block trades, the Blum Reporting Persons and the Weintraub Reporting Persons may be deemed to have constituted a group for purposes of acquiring certain shares of the Common Stock. Thus, the Reporting Persons have reported their holdings in aggregate on Lines 8, 10, 11, and 13 of
             Schedule 13D. Although each of the Reporting Persons identified might be deemed to be part of a group by virtue of the acquisition of the shares specified in the first sentence of this paragraph, they all, except as disclosed herein, disclaim acting as a group and disclaim "beneficial ownership" in the shares of each of such persons (other than himself, herself, or itself). No Blum Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Weintraub Reporting Person or exercise investment discretion over any account managed by any Weintraub Reporting Person. Conversely, no Weintraub Reporting Person has the right or power to, and






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 21 of 27

             does not exercise any control over, the management or policies of any Blum Reporting Person or exercise investment discretion over any account managed by any Blum Reporting Person.

             (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:


             Name                 Trade Date      Shares   Price/Share
             Stinson               06/27/96         2,000    $16.00
                                   06/28/96        14,000    $16.07
                                   07/01/96         1,600    $15.63
                                   07/10/96         1,500    $15.63
                                   07/11/96        14,300    $15.57
                                   07/12/96         3,600    $15.50
                                   07/17/96        13,400    $14.88
                                   07/18/96        11,700    $14.88
                                   07/18/96         3,900    $14.75
                                   07/19/96         4,700    $14.00
                                   07/23/96           800    $13.75
                                   07/23/96         3,400    $13.88
                                   07/30/96        19,200    $14.25
                                   07/31/96        11,700    $14.13

             BK IV                 07/18/96         5,400    $14.88
                                   07/18/96         1,800    $14.75
                                   07/19/96         2,000    $14.00

             Carpenters Trust      07/18/96        45,100    $14.88
                                   07/18/96        15,000    $14.75
                                   07/19/96        18,100    $14.00
                                   07/23/96         3,300    $13.75
                                   07/23/96        12,900    $13.88
                                   07/30/96        28,600    $14.25
                                   07/31/96        76,600    $14.13
             ICSOPP                06/28/96        12,700    $16.07
                                   07/01/96         1,400    $15.63
                                   07/10/96         1,500    $15.63
                                   07/11/96        11,800    $15.57
                                   07/12/96         2,900    $15.50
                                   07/17/96        11,000    $14.88
                                   07/18/96        12,800    $14.88
                                   07/18/96         4,300    $14.75
                                   07/19/96         5,200    $14.00
                                   07/23/96           900    $13.75
                                   07/23/96         3,700    $13.88
                                   07/30/96        19,200    $14.25
                                   07/31/96        11,700    $14.13






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 22 of 27


             Name                 Trade Date      Shares   Price/Share
             The Common Fund       06/28/96        63,300    $16.07
                                   07/01/96         7,000    $15.63
                                   07/10/96         7,000    $15.63
                                   07/11/96        53,900    $15.57
                                   07/12/96        13,500    $15.50
                                   07/17/96        50,600    $14.88

             (d) and (e)   Not applicable.

             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

             None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 23 of 27

                                       Signatures

             After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

             DATED:  July 31, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &                 By Richard C. Blum &
                Associates, L.P., its                Associates, Inc., its
                General Partner                      General Partner

                By Richard C. Blum &
                   Associates, Inc., its             By /s/ Donald S. Scherer
                   General Partner                      ______________________
                                                        Donald S. Scherer,
                                                        Secretary
                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.


             THE CARPENTERS PENSION TRUST      By /s/ Donald S. Scherer
             FOR SOUTHERN CALIFORNIA              __________________________
                                                  Donald S. Scherer,
             INSURANCE COMPANY SUPPORTED          Secretary
             ORGANIZATION PENSION PLAN

             By Richard C. Blum &              /s/ John H. Steinhart
                Associates, L.P., its          _____________________________
                Investment Adviser             RICHARD C. BLUM

                By Richard C. Blum &           By John H. Steinhart
                   Associates, Inc., its          Attorney-in-Fact
                   General Partner


                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,
                      Secretary






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 24 of 27

             PRISM PARTNERS I, L.P.            WEINTRAUB CAPITAL MANAGEMENT

             By Weintraub Capital
                Management, its General
                Partner                        By /s/ Jerald M. Weintraub
                                                  _________________________
                                                  Jerald M. Weintraub,
                                                  Managing General Partner
                By /s/ Jerald M. Weintraub
                   ________________________
                   Jerald M. Weintraub,
                   Managing General Partner


             /s/ Jerald M. Weintraub
             ______________________________
             JERALD M. WEINTRAUB






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 25 of 27

                                     INDEX TO EXHIBITS


                                                              Sequentially
             Item           Description                       Numbered Page

             Exhibit A      Joint Filing Undertaking                 26






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 26 of 27

                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                   The undersigned, being duly authorized thereunto, hereby
             execute this agreement as an exhibit to this Amendment to
             Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

             DATED:  July 31, 1996

             STINSON CAPITAL PARTNERS, L.P.    RICHARD C. BLUM & ASSOCIATES,
             BK CAPITAL PARTNERS IV, L.P.      L.P.

             By Richard C. Blum &                 By Richard C. Blum &
                Associates, L.P., its                Associates, Inc., its
                General Partner                      General Partner

                By Richard C. Blum &
                   Associates, Inc., its             By /s/ Donald S. Scherer
                   General Partner                      ______________________
                                                        Donald S. Scherer,
                                                        Secretary
                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,       RICHARD C. BLUM & ASSOCIATES,
                      Secretary                INC.


             THE CARPENTERS PENSION TRUST      By /s/ Donald S. Scherer
             FOR SOUTHERN CALIFORNIA              __________________________
                                                  Donald S. Scherer,
             INSURANCE COMPANY SUPPORTED          Secretary
             ORGANIZATION PENSION PLAN

             By Richard C. Blum &              /s/ John H. Steinhart
                Associates, L.P., its          _____________________________
                Investment Adviser             RICHARD C. BLUM

                By Richard C. Blum &           By John H. Steinhart
                   Associates, Inc., its          Attorney-in-Fact
                   General Partner

                   By /s/ Donald S. Scherer
                      ______________________
                      Donald S. Scherer,
                      Secretary

     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 27 of 27

             PRISM PARTNERS I, L.P.            WEINTRAUB CAPITAL MANAGEMENT

             By Weintraub Capital
                Management, its General
                Partner                        By /s/ Jerald M. Weintraub
                                                  _________________________
                                                  Jerald M. Weintraub,
                                                  Managing General Partner
                By /s/ Jerald M. Weintraub
                   ________________________
                   Jerald M. Weintraub,
                   Managing General Partner



             /s/ Jerald M. Weintraub
             ______________________________
             JERALD M. WEINTRAUB